UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2) *

TPG Specialty Lending, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

Timothy M. Walsh
Director
State of New Jersey
 Division of Investment
50 West State Street, 9th Floor
P.O. Box 290
Trenton, NJ 08625-0290
(609) 292-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

None
(CUSIP Number)

December 2, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS State of New Jersey Common Pension Fund B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,167 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 27,167 shares**
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,167 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (See Instructions) EP

**See Item 4 of the Statement regarding transfer restrictions.

Explanatory Note:

This Amendment No. 2 amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) by the Reporting Person on June 24, 2011, as amended by Amendment No. 1 filed with the Commission on August 5, 2011 (the “Statement”) relating to the Common Stock, $0.01 par value, of TPG Specialty Lending, Inc., a Delaware corporation (the “Issuer”).  The sole purpose of this Amendment No. 2 is to report a percentage change in beneficial ownership resulting from an increase in the number of outstanding shares of Common Stock. Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 5.	Interest in Securities of the Issuer:

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a)
Based upon information provided by the Issuer, effective December 2, 2011 additional shares of Common stock were issued. Following this issuance, 163,799 shares of Common Stock are outstanding. The aggregate number and percentage of the class of securities beneficially owned by the Fund is 27,167 shares, representing 16.6% of the outstanding shares of Common Stock.

(b)	The number of shares as to which the Fund has:

(i)  Sole power to vote or to direct the vote: 27,167 shares

(ii)  Shared power to vote or to direct the vote: 0 shares

(iii)  Sole power to dispose or to direct the disposition of: 27,167 shares**

(iv)  Shared power to dispose or to direct the disposition of: 0 shares

(c)	None

(d)	None

(e)	Not applicable

**See Item 4 of the Statement regarding transfer restrictions.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2011	State of New Jersey Common Pension Fund B

	By:	Division of Investment

	By:	/s/ Timothy M. Walsh
Timothy M. Walsh
Director